June 17, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Telecomm Sales Network, Inc. Registration Statement on Form SB-2 File No.: 333-123365

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Telecomm Sales Network, Inc. hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 12 noon on June 21, 2005, or as soon thereafter as possible.

Telecomm Sales Network, Inc. hereby acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TELECOMM SALES NETWORK, INC. /s/ William Sarine William Sarine, President

cc: James Verdonik, Esq.